Exhibit 99.1

News Release

For Immediate Release

Stantec files final short form base shelf prospectus

EDMONTON, AB (May 7, 2010) TSX:STN; NYSE:STN

Stantec has received final clearance for a final short form base shelf prospectus with applicable securities regulators in each of the provinces of Canada. Stantec concurrently filed a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. Pursuant to the prospectus, Stantec may issue up to $300 million in common shares from time to time during the 25 month period that the prospectus is valid by way of one or more prospectus supplements. The terms of any offering under the prospectus will be established at the time of the offering and will be described in a prospectus supplement filed at that time.

A copy of the prospectus is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) or you may contact the Stantec for a copy free of charge.

This news release is not an offer to sell nor is it a solicitation of an offer to buy any securities in any jurisdiction.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,400 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Stantec Media Relations 780-917-7441 jay.averill@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations 780-969-3349 crystal.verbeek@stantec.com
One Team. Infinite Solutions.
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